EXHIBIT 99.1



THE DIXIE GROUP

CONTACTS: **Gary A. Harmon**
Chief Financial Officer
(706) 876-5851
(www.gary.harmon@dixiegroup.com)

THE DIXIE GROUP ANNOUNCES MANAGEMENT CHANGES

CHATTANOOGA, Tenn. (December 14, 2005) -- The Dixie Group, Inc. (Nasdaq/NM:DXYN) today announced that, effective December 13, 2005, Todd Vande Hei resigned from his positions as President of Fabrica International, Inc. and as Vice President of The Dixie Group, Inc.

Craig Lapeere has been named to replace Mr. Vande Hei, effective immediately. Mr. Lapeere served as President of Dixie's Masland Residential Division and as Vice President of The Dixie Group, Inc, since February of this year and previously served as Vice President for Masland's residential business.

Dixie also announced that Daniel K.Frierson, Jr. (Kennedy) has been promoted to the position of President of Masland Residential, effective immediately. Mr. Frierson, who joined the Company in 1993, most recently served as Executive Vice President of the Dixie Home Division of The Dixie Group, Inc. and previously served Dixie in a number of positions, including Vice President of the Company's Bretlin Division.

Commenting on the management changes, Daniel K. Frierson, the Company's Chief Executive Officer, stated: "We very much appreciate the service given to Dixie by Todd and wish him continued success in his future endeavors. Mr. Lapeere brings over 10 years of successful experience with Masland's Residential Division to his new assignment, and is well-suited to lead the Fabrica Division. We are also pleased to announce the appointment of Kennedy Frierson to the increased responsibilities presented by his presidency of the Masland Residential Division."

The Dixie Group "www.thedixiegroup.com" is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the

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Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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